                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of February 2003.


                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F X            Form 40-F
                               ---                    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                    No X
                         ---                   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]


P R E S S                                                          R E L E A S E
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                           24 February 2003


                     ASHANTI GOLDFIELDS PRESENTATION WEBCAST

Ashanti Goldfields' presentation at the BMO Nesbitt Burns 2003 Global Resources Conference will be webcast for the convenience of those who are not able to attend.

                            Monday, February 24, 2003
                     5:15 PM Eastern Time (22:15 hours GMT)

Trevor Schultz, Ashanti's Chief Operating Officer, will present an overview of the Company's achievements in 2002 and discuss future goals.

Should you wish to log in and listen to the presentation, please direct your browser to: http://corporate.bmo.com/conference/resources
            ---------------------------------------------

END

Enquiries:
Ashanti Goldfields Company Limited
Ernest Abankroh                                        Tel:      +233 21 774977

UK Contact
Corinne Gaisie - Ashanti, UK Representative            Tel:     +44 20 7256 9938

North American Contact
Allan Jordan  (Golin/Harris)                           Tel:      +1 212 697 9191

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 25, 2003             ASHANTI GOLDFIELDS COMPANY LIMITED



                                    By:  /s/ Ernest Abankroh
                                         -----------------------
                                    Name:    Ernest Abankroh
                                    Title:   Company Secretary